SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
December, 2005	333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F ______                                    Form 40-F      X

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST

Exhibit	Description

Exhibit 99.1	Indenture, dated January 19, 2001 and First Supplemental Indenture, Dated June 12, 2001
Exhibit 99.2	Financing Agreement, dated March 24, 2005
Exhibit 99.3	Credit Agreement, Dated June 29, 2005
Exhibit 99.4	Indenture, Dated April 6, 1999 and First Supplemental Indenture, Dated March 14, 2003
Exhibit 99.5	Indenture, Dated March 13, 2002

TEMBEC INC.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

December  23, 2005

TEMBEC INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
General Counsel and Secretary